Filed Pursuant To Rule 433
Registration No. 333-153150
February 2, 2009
Quarter 4 & Full Year 2008
■	Investment trends

The gold price increased for the eighth consecutive year in 2008, amid one of the most tumultuous years in financial markets since the Great Depression, fulfilling its role as a safe-haven asset in times of geopolitical or financial distress. The price ended the year at US$869.75/oz, on the London PM fix, US$36/oz higher than end-2007. The average gold price rose by US$175.33/oz to US$871.85.oz. Gold’s performance is impressive considering the massive wealth destruction that took place elsewhere in financial and commodities markets. Global equities and many commodities lost around half their value last year.
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■	Market trends

The gold price reached a new all time record in the first quarter of the year, of US$1011/oz on the London PM fix, driven by safe-haven inflows in the run up to the Bear Stearns crisis. It tested this again in the third quarter, on news that Fannie Mae and Freddie Mac would require a federal bailout. The series of high profile bank failures that followed made investors increasingly mistrustful of financial institutions. They turned to gold, buying record levels of gold ETFs and so many coins and small bars that severe global shortages emerged. Gold’s lack of counterparty risk was a key motivation. However, the impact on the gold price was partly offset by distress gold sales by institutional investors, in order to meet margin calls on other assets.
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■	Key indicators

Indicators of economic activity continue to deteriorate. Consumer confidence fell to the lowest level since records began in the United States in December. Consumers are far more likely to pay down debt in the first part of this year or increase savings, than spend or borrow. The poor outlook for consumer spending, coupled with falling energy prices, means that inflation is off the immediate economic radar. But the Fed’s move towards zero interest rates and quantitative easing, have increased fears about future inflation. This has been another key motivation for investors to buy gold.
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■	Gold market trends

India enjoyed buoyant sales during the mid-October Diwali festival and as the country entered the main wedding season. Imports into India rose by 36% year-on-year in October and November. Western demand for jewellery is likely to have remained subdued in Q4. Separately, central banks have sold 48 tonnes of gold so far in the final year of the central bank gold agreement (CBGA2).
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■	Key data

Our key data table provides you with a concise summary of gold returns, supply and demand statistics, price volatility and a correlation matrix covering gold, silver, commodities, equities and bonds.
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Contributors
NATALIE DEMPSTER
natalie.dempster@gold.org
JOHN MULLIGAN
john.mulligan@gold.org
World Gold Council
55 Broad Street
London
EC2M 1RX
www.gold.org
investment@gold.org
+44 (0) 20 7826 4700

Gold: A safe haven
Price movements
The gold price rose for the eighth consecutive year in 2008, amid one of the most tumultuous years in financial markets since the Great Depression. Gold ended the year at US$869.75/oz, on the London PM fix, $36/oz higher than end-2007, while the average gold price rose by $175.33/oz to US$871.85/oz. Gold’s performance is especially impressive considering the massive wealth destruction that took place elsewhere in financial markets. Global equities and many commodities, for example, lost approximately half their value over the course of last year.
The gold price reached a new record in the first quarter of the year, of US$1011/oz on 17 March, on the London PM fix, driven by safe-haven inflows in the run up to the Bear Stearns crisis. It tested this record again in the third quarter, trading as high as US$986/oz on 15 July, the day after the US Treasury and Federal Reserve Bank announced plans for a joint bailout of mortgage giants Fannie Mae and Freddie Mac. The gold price traded lower for the next two months, before spiking back up to $905/oz on 29 September, the day the US House of Representatives rejected a US$700 billion rescue plan for the US financial system. This followed two weeks of disastrous news from the financial sector, with Lehman Brothers, Merrill Lynch, AIG and Washington Mutual all announcing that they could no longer function in the current credit environment. Lehman Brothers was allowed to fail, Merrill Lynch was taken over by Bank of Amercia, and AIG and Washington Mutual were bailed out by the US government.

After a brief pull back, gold spiked back to US$903.50/oz on 8 October, as six of the world’s leading central banks made an unprecedented coordinated emergency cut in interest rates, in a clear signal of just how bad financial and economic conditions had become. This was followed by a sharp sell off, taking the gold price to an annual low of US$712.50/oz on 24 October. However, gold ended the year on a firm footing, rallying by around $150/oz in the final two months of the year, to close at US$869.75.oz, up 4% from end-2007, on the London PM fix.
Gold’s price performance is especially impressive when juxtaposed against other commodities. Of the 17 commodities that we regularly monitor, gold was the only one to increase in price last year. The sharpest declines were posted in lead, nickel, copper and oil, which fell by 63%, 58%, 57% and 56% respectively. Each of the other precious metals also fell sharply (silver –27%, palladium –49% and platinum –39%).

Commodities Returns, end-2008

	% QOQ	% YOY

Gold (PM fix)	–1.7	4.3
Gold (AM fix)	–3.6	3.4
Silver	–16.7	–26.9
Palladium	–6.3	–49.4
Platinum	–7.6	–38.8
Aluminum	–39.3	–38.1
Copper	–54.8	–56.5
Lead	–47.3	–62.5
Nickel	–31.4	–58.1
Tin	–39.7	–36.8
Zinc	–32.1	–51.0
Oil (Dated Brent)	–57.1	–55.5
GS Commodity Index	–43.9	–42.8
GS Agricultural Spot Index	–11.9	–19.7
GS Livestock Total Return	–14.8	–27.4
GS Agricultural Total Return Index	–14.7	–28.9
GS Livestock Spot Index	–11.1	–6.4
DJ AIG Index	–30.1	–36.6
Source: Global Insight, Bloomberg
Volatility
Gold price volatility increased in the early part of Q4, reaching an annual peak of 53% on 17 October, measured on a 22-day rolling basis. Although daily fluctuations in the gold price eased thereafter, price volatility remained high by historical standards at the end of the year, at 37% (gold’s long-run price volatility is around 12.5%). Still, gold traded in a tighter range than other financial assets and most other commodities. Volatility in the S&P 500 index, for example, reached a high of 88% during Q4, before ending the year at 50%. Oil prices were also considerably more volatile than gold prices during Q4, with 22-day price volatility spiking to 84% during the quarter, and ending the quarter at 75%. This also pushed up the price volatility of the benchmark GS Commodity Index, which is heavily weighted towards energy prices, to 51% by year end.
Exchange Traded Funds
Investors bought another 96 tonnes of gold via exchange-traded funds in Q4, having purchased an unprecedented 145 tonnes in Q3. This took the total amount of gold in the ETFs that we monitor to a record 1190 tonnes, worth US$33 billion at the year-end gold price. The strongest monthly inflows were recorded in December, when investors bought 44 tonnes of gold, after 16 tonnes in November and 36 tonnes in October.

Zürcher Kantonalbank’s Swiss-listed gold ETF recorded the strongest quarterly inflow in Q4, of 40 tonnes, followed by the SPDR® Gold Shares ETF, or GLD as it is known, listed on the NYSE and cross-listed in Mexico, Singapore, Tokyo and Hong Kong. Investors bought 25 tonnes of gold via this channel, taking total assets in the Trust to a record 780 tonnes. UK investors also put more money into gold during the fourth quarter, buying a total of 10.9 tonnes of gold via the two ETF Securities products that are listed on the London Stock Exchange.
GLD Options
Trading in GLD call and put options started the quarter in a subdued manner, with low daily volumes on each, as the gold price declined. However, the rally in the gold price from mid-November resulted in a spike in demand for both contracts later in the quarter. Demand for call contracts rose to a quarterly peak of 58,348 on 24 November, while put contract volume rose to 16,295 contracts. That said, the quarterly highs in trading volumes were considerably lower than the previous quarter’s peaks of 180,840 for call contracts and 41,022 for put contracts, that were reached in early August.
Implied volatilities on the calls and puts started the quarter at approximately 49% for at-the-money options. But these declined early on in the quarter, as the gold price fell, to a quarterly trough of around 38% for both the puts and calls on 11 November. Late November saw a recovery in volumes and a return to higher implied volatilities. The implied volatility on calls peaked at 50.8% on 24 November, while put options peaked at 47.5%. By year end, daily call volumes had fallen back to 24,698 contracts, put volumes to 13,611, and both call and put implied volatilities, to 41%.
Futures Exchanges
Investors can also trade gold on various futures exchanges around the world, the largest of which is the COMEX division of the NYMEX. Total non-commercial and non-reportable net long positions, a good proxy for the more speculative end of investment demand, which fell sharply in Q3, slid again in early Q4, declining from 14.1 million ounces at the end of Q3, to 6.9 million ounces in mid-November. We believe this continued to reflect distress selling of gold in order to raise cash to cover margin calls on other assets: outright long positions fell from 18.5 million ounces to 14.7 million ounces over the same period.
The net long position increased over the remainder of the quarter, rising to 12.6 million ounces by year-end, but this was driven by the closing out of short positions (they declined from 7.7 million ounces in mid-November to 2.1 million by year end), as investors continued to reduce risk appetite rather than new long positions. Japan’s TOCOM exchange, another important hub for gold futures trading, showed a similar pattern, with noteworthy liquidations of long positions, that started in Q3, continuing in early Q4 (based on data from Sumitomo Corporation), before recovering modestly later in the quarter.

Gold and backwardation
The gold market went into “backwardation” in the fourth quarter, a rare occurrence (with the exception of the active trading month’s future contract when the roll date is approaching). This happens when the forward or futures price is lower than the spot price. The forward rate, the difference between the forward gold price and the spot gold price, or the Gold Offered Forward Rate (GOFO) as it is known, is calculated as the difference between the dollar interest rate and the equivalent gold lease rate. Because dollar interest rates are typically higher than the gold lease rate, gold is usually in “contango”, meaning that the forward price is higher than the spot price.
Just as the gold price is determined by the balance of gold purchases and gold sales, the gold lease rate is determined by the balance of gold borrowing and gold lending. It follows that the gold lease rate rises when there is less gold available for lending or more demand for gold borrowing and vice versa.
In the past ten years, there have only been three instances when the 1-month gold lease rate has risen above the corresponding US Libor rate. The first instance occurred on 29 and 30 September 1999, when the 1-month gold lease rate spiked to 9.93%, 453 basis points above the prevailing 1-month Libor rate. This followed the announcement of the first Central Bank Gold Agreement or the Washington Agreement on 26 September.
The CBGA, between 15 European central banks who were the main sellers and lenders of gold at the time, stipulated that their combined gold sales would not exceed 2,000 tonnes over the next five years. Signatories also declared that they would not ‘expand their gold leasings’ (and their use of gold futures and options) over this period. The anticipation of a shortage of the metal for lending led to a sharp spike in the lease rate.
The second instance took place between 9 March and 12 March 2001, though the degree of backwardation was less pronounced this time, with the lease rate peaking at 6.28%, around 100 basis points above 1-month US Libor. This time it was driven by a change in central bank lending behaviour, specifically central banks starting to offer longer duration gold loans: they offered three-year gold loans for the first time ever. But this was at the expense of the amount of gold they were willing to lend on a short-term basis. A contraction in the amount of gold available for short-term borrowing led to a spike in short-dated lease rates.
The most recent incidence took place between 21 and 24 November 2008. Although the degree of backwardation was very small in comparison to the two earlier instances, with the lease rate peaking at just 12 basis points above 1-month US Libor. The latest backwardation was a function of the credit crisis. As the financial environment continued to deteriorate, central banks reduced the amount of gold being lent to bullion banks, pushing up gold lease rates.
The 1-month gold lease rate actually peaked at 2.7% on 7 October, six weeks before the gold market went into backwardation. The week of 7 October was the worst week for the US stock market in 75 years and followed a string of banking disasters: Lehman Brothers, Merrill Lynch, AIG and Washington Mutual had all announced in the previous two weeks that they could no longer function in the current credit environment. Lehman Brothers was allowed to go bankrupt, Merrill was taken over by Bank of America, and AIG and Washington Mutual had to be bailed out. Central banks understandably became more cautious with their gold lending.
Because money markets rates were also high at the time (1-month US Libor was 4.14% on 7 October), the GOFO remained positive. However, money market rates plummeted in the following six weeks as the US Federal Reserve Bank slashed its Funds rate by 100 basis points (in two separate moves) and announced yet more extraordinary measures aimed at improving money market liquidity. The measures were effective. Between 7 October and 21 November, 1-month US Libor fell by a staggering 275 basis points, the second influence on the GOFO. This dwarfed the fall in the lease rate over the same period, sending the GOFO slightly negative.

OTC
As in the futures market, distress selling of gold to meet margin payments on other assets remained a theme in the OTC market in the early part of Q4, contributing to the initial weakening in the gold price. However, according to GFMS, these outflows seemed to be more than offset by net buying in the remainder of the quarter. On balance, GFMS estimate that the OTC market saw net buying during Q4, and that this lent support to the gold price in the latter part of the quarter. Long interest in OTC products tended to focus on metal accounts, with investors continuing to shift funds into allocated accounts from other instruments, as they shied away from any counterparty risk whatsoever. There seemed to be very little interest in outright speculative short positions in Q4, in line with the sharp fall witnessed in short positions on the COMEX.
Bars and Coins
The latest available data on coin and bar sales is for Q3 2008 (comprehensive Q4 data will be released in mid-February). Retail demand for gold was extremely strong during the third quarter, rising by 127 tonnes, from 105.1 tonnes in Q3 2007 to 232.1 tonnes in Q3 2008, an increase of 121%. The drivers behind the increase included the US (up 20.3 tonnes), India (18.7 tonnes), Switzerland (17.5 tonnes) and Germany (16.0 tonnes), although numerous other countries also reported heavy demand. Severe stock shortages of bars and coins were reported among bullion dealers in many parts of the world.
Anecdotal evidence suggests that retail demand for coins and bars remained strong in Q4, although some dealers reported a moderation in demand towards the end of the quarter. Availability remained an issue in Q4, with dealers still not being able to get all the coins they would have liked, suggesting that re-stocking will provide a healthy source of retail investment demand in Q1 09.
Market and economic influences
The gold price averaged US$923.46/oz in the first quarter of 2008, supported by safe-haven inflows leading up to the Bear Stearns crisis in March. A reversal in some of these inflows and a stabilization in the dollar (it had depreciated by 5% on a trade-weighted basis in Q1) saw the gold price ease somewhat during Q2, to an average of US$896.77/oz. Gold edged down again in Q3, to an average of US$870.88/oz, despite a sharp deterioration in the financial climate.
Gold’s relatively muted performance in Q3 compared with the first half of the year was, in part, symptomatic of the severity of the financial crisis. By Q3, the crisis had become so deep and so far reaching that there were only a handful of assets that could be sold at a meaningful value, in order to raise cash to cover margin calls on other assets; gold was one of them. The need to raise cash in this manner was exacerbated by prevailing money market conditions: 3-month US Libor peaked at 4.1% during the quarter, 205 basis points above the Fed Funds rate at the time; for many institutions borrowing cash in Q3 was simply not an option.
The gold price declined further in early Q4, reaching an annual low of US$712.50/oz on 24 October. Margin-related sales kept downward pressure on the gold price in the first part of the quarter, which was characterized by another sharp sell off in financial markets. The value of S&P500 listed companies plunged by a further 35% between the end of Q3 and mid-November, while commodities, as measured by the S&P Goldman Sachs Commodity Index, fell by another 40%. Meanwhile, money market conditions continued to tighten, with 3-month US LIBOR reaching 4.8%, 332 basis points above the prevailing Fed Funds rate. The appreciation in the dollar — it rose by 8% on a trade-weighted basis between the beginning of October and mid-November — also reduced demand for gold as a dollar hedge.
However, Q4 was very much a quarter of two halves. From mid-November onwards, the gold price resumed an upward trend, rallying by US$156.25/oz, to US$869.75/oz, between 13 November and the end of year. Several forces were at play. First, money market conditions returned to more normal levels, or at least “normal” by recent historical standards. The 3-month dollar Libor rate fell back to 2.2% in mid-November, a level it remained below for the rest of the year. Financial markets also stabilized to a degree, with many assets trading sideways, rather than downwards, eliminating some of the downward pressure on the gold price from margin-related selling.
Second, many investors started to get nervous about the inflation outlook. Q4 had ushered in a new era in monetary policy: the move to zero interest rates. The Fed, which had already lowered interest rates by a further 50 basis points, to 1.5%, on 8 October, as part of an unprecedented coordinated interest rate cut by six major central banks, followed with another 50 basis points cut on October 29, before essentially moving to a zero interest rate policy on 16 December, when it lowered the fed funds target rate to “0 to 1/4%”. At the same time, it introduced quantitative-easing type measures.
Fed policy action, coupled with further sharp interest rates cuts around the globe, and the possibility of a large (and quick) fiscal stimulus package from the incoming Obama administration, made many investors nervous about future inflation prospects, increasing demand for gold as a store of value.
Traditional assets, like bonds and equities, often perform poorly in a high inflation environment. By contrast gold and commodities in general often perform at their best. Since 1971, when the gold price was fully freed, US CPI has exceeded 5% (which we define as a high inflation year) in 9 years. US and world equities each fell in five years, rose in four, and posted an average decline of 0.5% over the nine years. Longer-dated treasuries did not fare much better: they also fell in five and rose in four, although they managed to post an average increase of 1.5%. The GSCI, on the other hand, increased in seven out of the nine years and rose by 9%, on average. But it was gold that truly shone, rising in six years, declining in three, and posting an average increase of 31%.

Third, the dollar, which had been on an upward trend since the middle of July, resumed its secular decline, depreciating by 5%, on a trade-weighted basis, between mid-November and year end, and increasing demand for gold as a dollar hedge. Finally, safe-haven buying increased in the final days of 2008, as Israel declared an “all-out war” with Hamas, the Palestinian militant group that rules Gaza.

“Annus horribilis”
The gold price increased for the eighth consecutive year in 2008, in what was an “annus horribilis” for world equity markets and other commodities, which lost around half their value over the course of the year. The gold price closed the year at $882.05/oz, in New York trading, a rise of 6% from end-2007. Although the increase was modest in absolute terms, it was impressive compared with many other assets. US and international equities, and commodities, as measured by the S&P GSCI, for example, fell by between 38% and 45% respectively, over the same period. While the price of Brent crude oil (dated) declined by 55%, to close the year at $41.76/bl. The gold price was essentially flat in the final quarter of the year (+1.3%), while equity markets fell by approximately 20% and commodities tumbled by another 40%. Government debt remained well supported throughout the year, underpinned by aggressive cuts in official interest rates and mounting fears of a deep and prolonged recession.
It is difficult to know where to begin when describing Q4’s market trends, as the quarter was beset by so many exceptional developments. Perhaps a good starting point is with the policy responses of the world’s major central banks, especially the US Federal Reserve Bank, which were dynamic and innovative by historical standards. On October 8th, after several earlier cuts and a series of extraordinary measures, the Fed lowered interest rates by a further 50 basis points, to 1.5%, as part of an unprecedented coordinated interest rate cut by six major central banks. But even that proved insufficient to stop the rout in financial markets, forcing the Fed to cut interest rates by another 50 basis points on 20 October, before essentially lowering interest rates to zero on 16 December, when it established a target range for the federal funds rate of “0 to 1/4 percent” and, at the same time, announced quantitative easing-type measures.
Sharp cuts in official interest rates, fears of a prolonged recession and a continued flight to quality underpinned demand for US Treasuries throughout the quarter. Yields on 10-year Treasury bonds fell from 3.8% at the end of Q3, to 2.0% by year end, an all-time low.
After falling by 20% in the first three quarters of the year, the market capitalization of S&P500 companies dropped by a further 22% in the final quarter of the year, taking the index down to 903.25, and marking the worst annual performance since the Great Depression. The MSCI World Index ex. US also fell by 22% in Q4, to close the year at 1231.74, down 45% from its end-2007 level.
Financial stocks posted successive new lows throughout the fourth quarter, as did US automakers, the latest sector to go cap in hand to the US government for a bailout package. Shares in General Motors traded as low as $2.79 at one point. Q4 brought other reminders that the crisis had now extended well beyond the financial sector, with a number of retail giants around the world filing for bankruptcy. In the UK, veteran high-street retailer Woolworth, a household name for over 100 years, finally succumbed to the credit crunch and was taken into receivership in late December.
The hiatus in world growth also led to a sharp reduction in demand for raw materials and energy, and a dramatic decline in commodity prices. The S&P GSCI index, a production-weighted commodities basket, fell by 44% on the quarter, due principally to the collapse in oil prices, which account for the lion’s share of the basket. The price of Brent crude oil ended the year at $41.76/bl, having fallen as low as $34/bl in mid-December, and marking a staggering $50/bl decline on the year. Q4, and 2008 in general, serves as a poignant reminder that there is no stable relationship between changes in the price of gold and changes in the price of oil. While oil prices fell from $93.89/bl to $41.7/bl between the end of 2007 and the end of 2008, the gold price rose from $833.92/oz to $882.05/oz.
Of the 17 commodities that we regularly monitor, gold was the only commodity to rise in price last year. The sharpest declines were posted in lead, nickel, copper and oil, which fell by 63%, 58%, 57% and 56% respectively. Silver, platinum and palladium also fell sharply, declining by 26.9%, 38.8% and 49.4% respectively.
The dollar staged a recovery between mid-March and mid-November, rallying by 18% on a trade-weighted basis, having started the year on the back foot. However, growing concerns over the longer-term inflationary impact of the Fed’s aggressive policy easing saw the dollar resume its secular decline for the remainder of the year, falling by 5%. Sterling also depreciated against the world’s major trading currencies, as UK growth ground to a halt and financial markets started to price in more aggressive interest rate cuts from the Bank of England.

More economic gloom
On December 1, the National Bureau of Economic Research, an organization charged with setting the US economy’s official business cycles, declared what most investors, businesses and consumers have known for months: the US economy is in a recession and, according to the NBER, it has been since December 2007. Economic activity is just as depressed across the Atlantic. The Eurozone economy contracted by 0.2% in Q3, for the second consecutive quarter, meaning the region is also in a recession, according to the widely-used definition of two consecutive quarters of negative economic growth.
Coincident indicators suggest that both economies shrank again in the final quarter of last year. In the US, the Institute for Supply Management’s manufacturing PMI index fell further below the 50 no-change (in economic activity) level in Q4, to an average 35.8, indicating a more rapid contraction in manufacturing activity than in Q3, when the index averaged 47.8. The service ISM, which had just managed to hold above 50 in Q3, fell to an average of 40.8. Similarly, in the Eurozone, the European Commission’s economic sentiment index, a broad based measure of economic activity, signaled a deeper recession throughout the region in Q4 than in Q3.
The New Year is unlikely to bring much cheer. Consumer confidence continues to plummet, as more and more workers are laid off and as households adjust to the past year’s wealth destruction following the double whammy of plunging equity markets and falling home prices. The Conference Board’s consumer sentiment index in the US fell to 38 in December, the lowest reading since records began in 1967. Consumers are far more likely to pay down debt or increase savings in the first half of this year than spend or borrow. Banks, at any rate, remain reluctant to lend. Lending to Eurozone households and companies stagnated in November, due partly to tighter lending standards set by banks. The bottom line: consumers are not about to come to the rescue anytime soon.

Please note that data on jewellery and industrial demand are released with a lag: the latest available data is for Q3 08. Data for the fourth quarter of 2008 will be released in mid-February
JEWELLERY
The third quarter witnessed a recovery in global jewellery demand after three quarters of relative weakness. Demand jumped 27% from Q2 to 647.6 tonnes. A comparison with Q3 07 reveals a more subtle rise of 8%, although in dollar terms this translates into a 38% increase. The rise in jewellery demand was by no means universal, however, as strong rises in some countries – notably India (+29%), the Middle East (+15%) and China (+10%) were partly offset by large declines among other countries, most notably the US (-29%).
The most compelling reason for the rise in jewellery demand was the price movement during the quarter. Consumers across many countries were eager to take advantage of more affordable gold prices, especially in India where lower local gold prices, as well as a feeling of enhanced wealth among the rural community following a good monsoon rainfall, brought consumers flocking to the market.
India enjoyed buoyant sales during the mid-October Diwali festival and as the country entered the main wedding season, which runs from October to January. Imports into India (a good proxy for overall demand, as India mines only a very small amount of gold domestically each year) rose by 36% year-on-year in October and November. Western demand for jewellery, on the other hand, is likely to have remained subdued in Q4, as consumers continue to adjust their spending patterns to take account of the past year’s wealth destruction.
INDUSTRIAL APPLICATIONS
Industrial demand for gold has been hit by the sharp slowdown in global economic growth. Demand for gold used in electronics, the largest component of industrial demand, fell by 7% in Q3 relative to Q2 to 71.3 tonnes, with the annual decline a more accentuated 10%. Demand in Japan, the largest electronics market, slumped almost 15% relative to year-earlier levels as fabricators reduced output due to an over supply of semi-conductor products. Indeed, over stocking of the supply pipeline has, in some cases, driven prices down to below the cost of manufacturing.
Demand for the other industrial and decorative segment was also weaker in Q3, slipping 16% relative to year-earlier levels, to 19.8 tonnes, Weakness was driven largely by the sharp fall in Indian off-take, which slipped around a fifth relative to Q3 2007. Elevated gold prices and, particularly, volatility was the catalyst for the decline, as demand for jari (gold thread) remains sensitive to price fluctuations. Gold used in dental applications is estimated to have declined by 11% relative to year-earlier levels to 12.7 tonnes.

MINE PRODUCTION
Mine production is provisionally estimated to have been broadly stable in Q3, increasing by just 2% relative to year-earlier levels. A number of countries experienced a decline in production, the biggest of which was South Africa, reflecting, in part, the ongoing effects of power issues and the 6 month shutdown of the main shaft at Goldfields’ Kloof mine. Indonesia, Australia and the US experienced smaller declines in output. Offsetting the reduced mine supply from these countries was an increase in production in China and Latin America, particularly Peru.
De-hedging, which has had a downward impact on total supply for some years, reduced significantly in Q3. Producers cut hedge book positions by just 63 tonnes, compared with 128 tonnes in Q1 and 126 tonnes in Q2. With the outstanding hedge book now estimated, by GFMS, at just 526 tonnes, the downward effect on mine supply from de-hedging will continue to abate. However, the effect on total supply is likely to be offset by other factors. In particular, net central banks sales should remain at subdued levels and the constraints on mine supply are unlikely to ease. The credit crisis will continue to affect both exploration activity and potentially mine expansion, particularly among the smaller players.
CENTRAL BANKS
Levels of official gold holdings continue to vary greatly by region. Asian central banks, for example, continue to hold little or none of their foreign exchange reserves in gold, and represent a source of potential growth in future gold holdings. European central banks, on the other hand, who have vast amounts of gold as a legacy of the gold standard days, continue to reduce the percentage of gold in their reserves. These sales are covered by the second Central Bank Gold Agreement (CBGA2). In the fourth year of that agreement, which ended on 27 September 2008, signatories sold only 358 tonnes of the 500 tonnes annual ceiling the agreement provides for. This was the lowest annual sales level since the first CBGA was signed in September 1999. So far in the final year of the agreement (sales announced as of January 9th), central banks have sold a further 48 tonnes. The main sellers have been France, which has sold 20 tonnes, and the Netherlands, which has sold 8 tonnes. A small amount of buying continues to take place outside of the agreement.

GOLD PRICE

	Q1 08	Q2 08	Q3 08	Q4 08
Gold price (London PM fix, $ average)	923.46	896.11	870.88	798.11
(% qoq)	17	-3	-3	-8
(% yoy)	42.2	34.3	28.1	1.3
Source: Global Insight
VOLATILITY (%) to end-December 2008

	1-month	3-month	6-month	1-year
Gold (US$)	36.9%	44.4%	38%	31.5%
Source: Global Insight, WGC calculations
MARKET CAPITALISATION

Value ($ bn)
Above-ground stocks of gold [2]	4,512
ETFs (as at 30 September 2008) [3]	33.1
Notional value of net long non-commercial and non-reportable positions reported by CFTC, gold futures (at 31 December 2008)	11
SUPPLY (Q4 07-Q3 08)

			Value
	Tonnes	% change	($ bn)	% yoy
Mining output	2409	0.4%	67.2	7%
Net producer hedging	-368	—	—	—
Total mine supply	2041	-1%	56.7	6%
Official sales	286	-33%	8	-27%
Recycled gold	1107	-2%	31	4%
Source: GFMS, WGC calculations
DEMAND (Q4 07-Q3 08)

			Value
	Tonnes	% change[1]	($ bn)	% yoy
Jewellery	2175	2%	60.5	9%
Identifiable investment	810	20%	22.7	31%
of which ETFs and similar products	307	4%	8.5	16%
Industrial and Dental	437	-3%	12.2	3%
Source: GFMS, WGC calculations

[1]	The % change in annual averages to quarter end.

[2]	Based on 2007 volume and 2008 average gold price.

[3]	Data: www.exchangetradedgold.com; www.etfsecurities.com; www.ishares.com; Zurich Kantonalbank; Finans Portföy; www.Deutsche-Boerse.com; www.juliusbaer.com
PERFORMANCE

		MSCI	CRB	Dow Jones AIG			Bank of England	Dow Jones /	Lehman Brothers
		World	Commodity	Commodity			Effect Exchange	Wilshire REIT	Global Treasury
	S&P 500	ex-US	Index	Index	GSCI	Gold (spot)	Rate - USD	Index	Index - USD
1 month	1.06%	5.27%	-6.28%	-4.48%	-13.32%	6.78%	-4.15%	16.45%	2.68%
3 month	-21.94%	-21.15%	-33.50%	-30.04%	-47.00%	-1.67%	1.50%	-41.19%	6.18%
6 month	-28.48%	-37.45%	-50.13%	-49.42%	-62.16%	-6.50%	8.19%	-39.14%	2.61%
1 year	-37.00%	-43.56%	-35.04%	-35.65%	-46.49%	4.32%	4.38%	-42.54%	6.64%
CORRELATIONS (3 years ending 26 December 2008, weekly returns)

						DJ AIG	MSCI	DJ			LB Global	LB High	LB US	Dow Jones/	3-month
					CRB	Commodity	World	Industrial	S&P	Wilshire	Treasuries	Yield Bond	Credit	Wilshire REITS	T-Bill
	Gold	Silver	Oil	GSCI	Index	Index	excl. US	Average	500	5000	Index	Index	Index	Index	Yields
Gold	1.00	0.82
Silver	0.82	1.00	0.49	0.44	0.40	0.55	0.28	0.00	0.04	0.07	0.39	0.15	0.05	0.00	-0.12
Oil	0.47	0.49	1.00
GSCI	0.49	0.44	0.85	1.00
CRB Index	0.36	0.40	0.63	0.72	1.00
DJ AIG Commodity Index	0.56	0.55	0.73	0.91	0.80	1.00
MSCI World excl. US	0.16	0.28	0.45	0.51	0.63	0.56	1.00
DJ Industrial Average	-0.13	0.00	0.18	0.25	0.40	0.29	0.83	1.00
S&P 500	-0.08	0.04	0.24	0.32	0.44	0.34	0.86	0.98	1.00
Wilshire 5000	-0.05	0.07	0.25	0.33	0.45	0.36	0.87	0.96	1.00	1.00
LB Global Treasuries Index	0.40	0.39	0.22	0.13	0.14	0.17	0.12	-0.18	-0.13	-0.12	1.00
LB High Yield Bond Index	0.11	0.15	0.13	0.09	0.21	0.11	0.00	-0.06	-0.04	-0.04	0.06	1.00
LB US Credit Index	-0.06	0.05	0.08	0.06	0.23	0.10	0.20	0.07	0.10	0.09	0.36	0.33	1.00
Dow Jones/Wilshire REITS Index	-0.01	0.00	0.13	0.04	-0.04	-0.01	-0.04	0.02	-0.01	-0.01	0.09	0.13	0.18	1.00
3-Month T- Bill Yields	-0.28	-0.12	0.04	0.09	0.26	0.12	0.29	0.21	0.26	0.27	-0.07	0.13	0.03	-0.09	1.00
Data: Global Insight, Lehman Brothers., WGC

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